                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 12)*

                        Intek Diversified Corporation
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 458134 10 3
                           -----------------------
                               (CUSIP Number)


                             Nicholas R. Wilson
                                  Chairman
                        Intek Diversified Corporation
                       970 West 190th Street, Suite 20
                         Torrance, California 90502
                               (310) 366-7335
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 15, 1995
              ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.





----------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458134 10 3                13D                      Page 2 of 10 Pages
--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Simmonds Capital Limited

--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]

--------------------------------------------------------------------------------
     3      SEC USE ONLY




--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            WC; OO

--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  3,010,850
       NUMBER OF        --------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      --
     EACH REPORTING     --------------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  3,010,850
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      --

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,010,850


--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.76%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             Page 2 of 13 Pages

                                  SCHEDULE 13D


  The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), and on November 27, 1995 ("Amendment No. 11") on behalf of Simmonds Capital Limited (f/k/a Simmonds Communications Ltd.) ("SCL") is hereby amended and restated in full as follows:

ITEM 1.  SECURITY AND ISSUER.
         -------------------
  The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Intek Diversified Corporation, a Delaware corporation ("Intek"). The principal executive offices of Intek are located at 970 West 190th Street, Suite 20, Torrance, California 90502.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------
  This statement is being filed by Simmonds Capital Limited, a Canadian corporation incorporated under the laws of Ontario ("SCL"), whose principal business is manufacturing and selling communications equipment and integrating systems in the global wireless communications market. The address of SCL's principal business and principal office is 5255 Yonge Street, Suite 1050, Willowdale, Ontario Canada M2N 6P4.

  The following are the executive officers and directors of SCL and certain information relating thereto:

                                                                                          Present Principal
Name                   Title                         Business Address                        Occupation
----                   -----                         -----------------                    -----------------
J. Harry Dunstan       Vice President -              5255 Yonge Street, Suite 1050        Vice President - Technology
                       Technology and                Willowdale, Ontario Canada           and Business Development of
                       Business Development;         M24 6P4                              SCL
                       Director

Paul R. Francey        Director                      28 Oldham Crescent                   President of 84 Plus
                                                     Brampton, Ontario Canada             Marketing Inc.,
                                                                                          28 Oldham Crescent
                                                                                          Brampton, Ontario Canada

Charles Gawlicki       Director                      8713 - 53rd Avenue                   President of SCL
                                                     Edmonton, Alberta Canada             Distributors (Western) Ltd,
                                                     T6E 5E9                              8713 - 53rd Avenue
                                                                                          Edmonton, Alberta Canada
                                                                                          T6E 5E9

Douglas F. Haslam      Director                      8 Falconer Drive, P.O. Box 610       Executive Vice-President
                                                     Streetsville, Ontario Canada         of Menu Foods Ltd,
                                                     L5M 2C1                              8 Falconer Drive
                                                                                          P.O. Box 610
                                                                                          Streetsville, Ontario Canada
                                                                                          L5M 2C1

Michael G. Smith       Chief Financial Officer       5255 Yonge Street, Suite 1050        Chief Financial Officer of
                                                     Willowdale, Ontario Canada           SCL
                                                     M2N 6P4





                              Page 3 of 13 Pages

Lyle C.W. Jones        Director                      1714 Saskatchewan Avenue             President of Hub City
                                                     Saskatoon, Saskatchewan Canada       Radio Ltd.,
                                                     S7K 1P8                              1714 Saskatchewan Avenue
                                                                                          Saskatoon, Saskatchewan Canada
                                                                                          S7K 1P8

Harold Morton          Director                      Field House, Uttoxeter Old Road      Deputy Chairman of
                                                     Derby, England                       Mobicom Ltd.,
                                                                                          Field House
                                                                                          Uttoxeter Old Road
                                                                                          Derby, England

David C. O'Kell        Executive                     5255 Yonge Street, Suite 1050        Executive
                       Vice President and            Willowdale, Ontario Canada           Vice-President and
                       Secretary; Director           M2N 6P4                              Secretary of SCL

John G. Simmonds       Chairman of the Board,        5255 Yonge Street, Suite 1050        Chairman of the Board,
                       President and Chief           Willowdale, Ontario Canada           President and Chief
                       Executive Officer             M2N 6P4                              Executive Officer of SCL

Michael W. St. Eve     Director                      975 Dillingham Road                  President of Midland
                                                     Pickering, Ontario Canada            International, a division of SCL;
                                                                                          President of Midland Inter-
                                                                                          national Corporation, a wholly-
                                                                                          owned indirect subsidiary of SCL

         Except Harold Morton, who is a citizen of the United Kingdom, all of the executive officers and directors of SCL are citizens of Canada.

         During the last five years, neither SCL nor any of the directors or executive officers of SCL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------
         SCL acquired 2,710,850 shares of Common Stock and options to purchase an additional 1,800,000 shares of Common Stock as described below. After the disposition of 1,500,000 shares of Common Stock described in Item 5 subparts
(c), (h), (i), (j), (k), (m), (n) and (o), SCL is the beneficial owner of 3,010,850 shares of Common Stock. SCL acquired shares of Common Stock as follows:

         (a) Purchase of 220,500 shares of Common Stock in market transactions effected between February 8, 1994 and February 28, 1994 for cash, from SCL's working capital, for an aggregate purchase price of $393,488.20.

         (b) Purchase of 21,500 shares of Common Stock in market transactions in the first week of March, 1994, for an aggregate purchase price of $51,095.

         (c) Purchase of 15,000 shares of Common Stock in market transactions between June 7, 1994 and June 20, 1994 for cash, from SCL's working capital, for an aggregate purchase price of $74,020.

         (d) Acquisition of 2,400,000 Common Shares pursuant to terms of Merger (See item 4 below).

         (e) Between March 24, 1995 to March 30, 1995, purchases of 8,850 shares of Common Stock on the open market for cash, from SCL's working capital, for an aggregate purchase price of $37,613.





                              Page 4 of 13 Pages

         (f) Between March 24, 1995 to March 30, 1995, purchases of 45,000 shares of Common Stock at $4.25 per share from certain of the persons listed in Item 2 above (all as more fully described in Item 5 subpart (g) below), for cash from working capital and the additional consideration of options for the seller thereof to reacquire shares of the Common Stock at $4.25 per share.

         (g) One June 16, 1995, SCL entered into an option agreement (the "SCL Option Agreement") (a copy of which is attached hereto as EXHIBIT A) with Roamer One Holdings, Inc., pursuant to which SCL paid (out of SCL's working capital) Roamer One Holdings, Inc. One Million Eight Hundred Thousand Dollars ($1,800,000) to acquire five (5) year options to purchase up to One Million Eight Hundred Thousand (1,800,000) shares of Common Stock for $1.50 per share. On March 1, 1996, SCL exercised 200,000 of the foregoing options to purchase Common Stock from Roamer One Holdings, Inc.

         (h) As of March 7, 1996, SCL, Intek and Securicor Group plc ("Securicor") of Surrey, England executed a letter of intent (the "March 7, 1996 Letter of Intent;" a copy of which is attached hereto as EXHIBIT B and incorporated herein) pursuant to which they propose to combine certain of their wireless communication businesses and related technologies (the "Wireless Communications Merger"). Pursuant to the proposed Wireless Communications Merger, SCL would acquire approximately 2,500,000 shares of Common Stock in exchange for a license from the U.S. Land Mobile Radio business (the "LMR Business") of Midland International Corporation ("Midland"), a wholly-owned indirect subsidiary of SCL. In addition, Intek would purchase for cash from Midland certain assets which are used in the LMR Business. See Item 4 "Wireless Communications Merger." A copy of the Joint Press Release, dated March 8, 1996, of Intek, SCL and Securicor announcing the proposed Wireless Communications Merger is attached hereto as EXHIBIT
                 C.  See Item 4 "Wireless Communications Merger."

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------
February 1994 Purchases
-----------------------
         SCL acquired 220,500 shares of Common Stock for investment purposes in market transactions effected between February 8, 1994 and February 28, 1994.
At that time it was contemplated that most of these shares would be sold to certain executive officers of (i) SCL, (ii) Midland International Corp., a Delaware corporation ("Midland") and a wholly-owned subsidiary of SCL, Inc., a Delaware corporation and a wholly-owned subsidiary of SCL and (iii) Roamer One, Inc., a Delaware corporation ("Roamer"). It was also contemplated that a portion of such shares would be sold to an individual employed by Hill & Company, a Canadian firm of chartered accountants, which is an independent contractor of SCL. SCL has subsequently disposed of 110,000 shares of the Common Stock in accordance with SCL's stated intent. (See Item 5(c) below.) In connection with any disposition by SCL of a portion of the 220,500 shares, SCL has not entered and does not intend to enter into any agreement with respect thereto, including, without limitation, any agreements relating to the voting or disposition of such shares.

The Merger
----------
         Prior to SCL's aforementioned purchase of 220,500 shares, on February 3, 1993, SCL, Roamer and Intek executed a non-binding letter of intent (the "Letter of Intent"), a copy of which is attached hereto as EXHIBIT D, setting forth the principal terms by which Intek would acquire the specialized mobile radio carrier business of a joint venture ("Simrom") between SCL and Roamer in exchange for 6 million shares of Common Stock. A copy of the Press Release of SCL, Roamer and Intek, dated February 7, 1994, with respect to the Letter of Intent is attached hereto as EXHIBIT E. Subsequent to execution of the Letter of Intent, the parties entered into the Amendment to Letter of Intent dated March 29, 1994 (a copy of which is attached hereto as EXHIBIT F) and extended the expiration of the Letter of Intent from March 30, 1994 to April 20, 1994. The Letter of Intent provides that upon consummation of the transaction, SCL would receive 2.4 million shares of Common Stock and Roamer would receive 3.6 million shares of Common Stock.

         To consummate the transactions contemplated in the Letter of Intent, Simrom, Intek and Romnet, Inc., a Delaware corporation and a newly formed wholly owned subsidiary of Intek, entered into a merger agreement (the "Merger Agreement"), dated April 20, 1994, a copy of which is attached hereto as EXHIBIT G. Pursuant to the Merger Agreement, Simrom merged into Romnet, with Romnet as the surviving corporation (the "Merger") and at the Effective Time (as defined in the Merger Agreement), each of the then issued and outstanding shares of common stock, without par value, of Simrom (consisting of 10,000 shares) converted into the right to receive, subject to certain possible subsequent





                              Page 5 of 13 Pages
adjustments, 600 shares of the Common Stock. Immediately prior to the Merger, sixty percent of the total outstanding voting stock of Simrom was held by Roamer and the remaining forty percent was held by SCL. As a result of the Merger, (i) Simrom's business is conducted by Romnet as a wholly owned subsidiary of Intek, (ii) effective ultimate control of Intek was transferred to Roamer and SCL and (iii) the business of Intek will be fundamentally redirected.

         On September 23, 1994, the Merger was consummated. Following the Merger, and pursuant to the terms of the Merger Agreement, two of the three elected Directors of Intek resigned, and three persons nominated by SCL, and three persons nominated by Roamer and one person jointly nominated by SCL and Roamer were elected to the Board of Directors of Intek.

Wireless Communications Merger
------------------------------
         On March 7, 1996, Intek, SCL, Securicor Communications Limited and Roamer One entered into the March 7, 1996 Letter of Intent pursuant to which Intek, SCL and Securicor propose to combine certain of their wireless communication businesses and related technologies (the "Wireless Communications Merger"). If the transactions contemplated in the March 7, 1996 Letter of Intent were consummated, SCL would acquire approximately 2,500,000 shares of Common Stock in exchange for granting Intek a license to operate Midland's LMR Business and for use of the Midland trademark in the United States. In addition, Intek would purchase for cash from Midland certain assets which are used in the LMR business. SCL would receive additional compensation for providing certain management services to Intek to support the LMR Business in the United States. Securicor would receive approximately 25,000,000 shares of Common Stock in exchange for all of the issued and outstanding securities of Securicor Radiocoms, Ltd. and of E.F. Johnson Company. The completion of the proposed Wireless Communications Merger is subject to the completion of due diligence reviews by the parties, the negotiation and execution of definitive documentation and other customary closing conditions, including the receipt of regulatory and third party approvals and consents and the approval of Intek's shareholders to the transactions and the issuance of Common Stock. Intek has also announced that following consummation of the transactions contemplated by the March 7, 1996 Letter of Intent that Intek intends to effect a public offering of its securities.

         Concurrently with entering into the March 7, 1996 Letter of Intent, SCL and Intek terminated the Purchase Agreement dated June 30, 1995 (a copy of which is attached hereto as EXHIBIT H and incorporated herein in its entirety), as subsequently amended, pursuant to which SCL had previously agreed to sell Intek SCL's commercial wireless and communications business, consisting of the distribution of two-way radio communication products for use in commercial, industrial and governmental markets and the design, construction and project management of two-way radio networks, for aggregate consideration of 15,000,000 shares of Common Stock and the assumption of certain liabilities and obligations of the SCL.

Other Purchases
---------------
         During 1994, SCL acquired an additional 36,500 shares of Common Stock through open market transactions as follows:

         During the first week of March, 1994, SCL acquired an additional 21,500 shares of Common Stock;

         Between June 7, 1994 and June 10, 1994, SCL acquired an additional 10,000 shares of Common Stock; and

         Between June 14, 1994 and June 20, 1994, SCL acquired an additional 5,000 shares of Common Stock.





                              Page 6 of 13 Pages

         Between March 24 and March 30, 1995, SCL purchased 8,850 shares of Common Stock at an average price of $4.25 per share on the open market and an additional 45,000 shares of Common Stock at $4.25 per share from persons listed in Item 2 as follows:

                           PERSON                                   NUMBER OF SHARES
                           ------                                   ----------------
                           John Simmonds                            16,150

                           Harry Dunstan                             5,000

                           David O'Kell                              8,850

                           Michael W. St. Eve                        5,000



In connection with SCL's purchase of the 45,000 shares of Common Stock, SCL has agreed under the Employee Option Agreement dated as of April 7, 1995, (the "Employee Option Agreement")(a copy of which is attached hereto as EXHIBIT I) to permit each person from whom Intek shares were purchased to repurchase the same number of such shares at $4.25 per share until March 31, 1997, subject to SCL's right to cancel these options on 90 days written notice.

         On June 16, 1995, SCL entered into the SCL Option Agreement and paid Roamer One Holdings, Inc. One Million Eight Hundred Thousand Dollars ($1,800,000) for five (5) year options to purchase up to One Million Eight Hundred Thousand (1,800,000) shares of Common Stock for $1.50 per share. In connection with the SCL Option Agreement, as of June 16, 1995, Roamer One Holdings, Inc. and SCL also entered into a pledge agreement (the "SCL/Roamer One Holdings Pledge Agreement") (a copy of which is attached hereto as EXHIBIT
J) pursuant to which Roamer One Holdings, Inc. pledged One Million Eight Hundred Thousand (1,800,000) shares of Common Stock to SCL in support of Roamer One Holdings, Inc.'s obligations under the SCL Option Agreement. On March 1, 1996, SCL exercised 200,000 of the foregoing options to purchase Common Stock from Roamer One Holdings, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------
         The 3,010,850 shares of Common Stock were acquired by SCL through purchases and dispositions of shares of Common Stock as follows:

         (a) In February, 1994, SCL acquired 220,500 shares totalling 7.83% of the then outstanding Common Stock based on the 2,816,499 shares of Common Stock then outstanding as reported by Intek in its Form 10-K of the year ended December 31, 1993.

         (b) In the first week of March, 1994, SCL acquired an additional 21,500 shares, bringing its total shares of Common Stock to 242,000 or 8.59% of the then outstanding shares of Common Stock.

         (c) In transactions effected between March 22, 1994 and March 29, 1994, SCL disposed of 110,000 shares of Common Stock through sales to (i) certain executive officers of SCL and Midland International Corp., (ii) Roamer, and (iii) an individual employed by Hill and Company. These dispositions reduced SCL's percentage ownership of the Common Stock to 132,000 shares of Common Stock or 4.69% of the then outstanding shares of Common Stock as of March 29, 1994.

         (d) Between June 7, 1994 and June 10, 1994, SCL acquired 10,000 shares of Common Stock, increasing its holding to 142,000, constituting 5.04% of the 2,816,499 shares of Common Stock then outstanding as reported by Intek in its Form 10-Q for the quarter ended March 31, 1994.

         (e) Between June 14, 1994 and June 20, 1994, SCL acquired an additional 5,000 shares of Common Stock, bringing its total holdings to 147,000 shares of Common Stock or 5.22% of the then outstanding shares of Common Stock.





                              Page 7 of 13 Pages

         (f) On September 23, 1994, SCL acquired 2,400,000 additional shares of Common Stock in the Merger, bringing SCL's total holdings to 2,547,000 shares of Common Stock or 28.9% of the then outstanding shares of Common Stock.

         (g) Between March 24, and March 30, 1995, SCL acquired 53,850 shares of Common Stock on the Open Market and from persons listed in Item 2 as follows and an additional 10,000 Shares from Peter Heinke, then an officer of SCL:

                  PERSON                                            NUMBER OF SHARES
                  ------                                            ----------------
                  John Simmonds                                     16,150

                  Harry Dunstan                                      5,000

                  David O'Kell                                       8,850

                  Michael W. St. Eve                                 5,000


                  Open market                                        8,850

                 This acquisition brought SCL's total holdings of shares of Common Stock to 2,600,850 or 28.9% of the then outstanding shares of Common Stock.

         (h) On April 24, 1995, Extra Clearing B.V. exercised a portion of the options granted to it by SCL to acquire 35,000 shares of Common Stock.

         (i) On May 1, 1995, Choi & Choi HK Limited exercised the options granted to it by SCL and a portion of 600,000 additional options which have been assigned to it by Mr. Murray Sinclair to acquire 400,000 shares of Common Stock, reducing SCL's total holdings to 2,165,850 shares of Common Stock (24.3% of the total outstanding shares of Common Stock), subject to various contracts and arrangements.

         (j) On May 17, 1995, Extra Clearing B.V. exercised a portion of the options granted to it by SCL to acquire 200,000 shares of Common Stock reducing SCL's total holdings to 1,965,850 shares of Common Stock (21.9 % of the total outstanding shares of Common Stock), subject to various contracts and arrangements.

         (k) On June 1, 1995, Extra Clearing B.V. exercised a portion of the options granted to it by SCL to acquire 107,000 shares of Common Stock reducing SCL's total holdings to 1,858,850 shares of Common Stock (20.9% of the total outstanding shares of Common Stock), subject to various contracts and arrangements.

         (l) On June 16, 1995, SCL acquired, pursuant to the terms of the SCL Option Agreement and at a purchase price of One Million Eight Hundred Thousand Dollars ($1,800,000), options to acquire 1,800,000 shares of Common Stock from Roamer One Holdings, Inc., exercisable for a period of five (5) years at an exercise price of $1.50 per share of Common Stock. On March 1, 1996, SCL exercised 200,000 of the foregoing options to purchase Common Stock from Roamer One Holdings, Inc.

         (m) On June 20, 1995, Extra Clearing, B.V. exercised a portion of the options granted to it by SCL to acquire 58,000 shares of Common Stock.

         (n) On July 31, 1995, Extra Clearing B.V. exercised an additional portion of such options to acquire 490,000 shares of Common Stock reducing the total number of shares of Common Stock beneficially owned by SCL to 3,110,850 (29.5% of the total outstanding shares of Common Stock), subject to various contracts and arrangements.

         (o) On July 17, 1995, Bradley Ltd. exercised the options granted to it by SCL to acquire 100,000 shares of Common Stock thereby reducing the total number of shares of Common Stock beneficially owned by SCL to 3,010,850 (27.76% of the total outstanding shares of Common Stock), subject to various contracts and arrangements.





                              Page 8 of 13 Pages

         (p) On March 7, 1996, SCL, Intek and Securicor Group executed the March 7, 1996 Letter of Intent which contemplates a merger of the Wireless Communications business of the parties thereto. Upon consummation of the transactions contemplated therein, SCL would acquire 2,500,000 shares of Common Stock as well as certain other consideration. See Item 4 "Wireless Communications Merger".

         Of the persons listed in Item 2, the following beneficially own shares of Common Stock in the amounts indicated:

                    Person                                        Number of Shares                    Sole/Shared Voting Power
                    ------                                        ----------------                    ------------------------
                    John Simmonds                                       1,350 (1)                               sole

        (1) Includes 1,000 shares gifted by Mr. Simmonds to a family member.


Of the persons listed in Item 2, the following beneficially have acquired options to purchase from SCL the number of shares of Common Stock indicated opposite their name below at an exercise price of $4.25 per share:

                    Person                                        Number of Shares
                    ------                                        ----------------
                    John Simmonds                                      16,150

                    Harry Dunstan                                       5,000

                    David C. O'Kell                                     8,850

                    Michael W. St. Eve                                  5,000


         SCL has sole voting and investment power and the right to receive or direct the receipt of all dividends from or the proceeds of the sale of all of the shares of Common Stock owned by SCL.

         Of the persons listed in Item 2, the following beneficially have acquired options to purchase from Intek, pursuant to certain of Intek's 1994 Directors' Stock Option Plan or Intek's 1994 Stock Option Plan the number of shares of Common Stock indicated opposite their name below at an exercise price per share equal to the set forth below:

                    Person                 Number of Shares     Exercise Price per Share
                    ------                 ----------------     ------------------------
                    John Simmonds              40,000(1)                  $3.75

                    Harry Dunstan              40,000(2)                  $3.75

                    David C. O'Kell            40,000(2)                  $4.00

         (1) Incentive Stock Options granted pursuant to Intek 1994 Stock Option Plan
         (2) Non-qualified stock options granted pursuant to Intek 1994 Stock Option Plan

         Except as described above, (i) neither SCL nor, to the best of SCL's knowledge, any person identified in Item 2 hereto beneficially owns any shares of the Common Stock, and (ii) no transactions in such shares have been effected during the past 60 days by SCL or, to the best of SCL's knowledge, any person identified in Item 2 hereto.

         As of March 1, 1996, SCL beneficially owned 3,010,850 shares of Common Stock, subject to various contracts and arrangements. See Item 6.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Intek, Roamer, SCL, Vincent Paul and Harold Davis, have entered into a Registration Rights Agreement (the "Registration Rights Agreement") to provide the holders with certain demand and "piggy-back" registration rights with respect to each share of Intek's Common Stock to be received pursuant to the Merger as Common Stock Consideration. The Registration Rights Agreement provides for eligible holders to make up to two written demands that Intek effect a registration under the Securities Act of 1933, as amended (the "Securities Act"), of a specified number of shares of Intek's Common Stock.





                              Page 9 of 13 Pages

         On September 30, 1994, SCL entered into Memoranda of Understanding (the "Memoranda of Understanding") (a copy of which is attached hereto as EXHIBIT K) with Murray Sinclair and Choi & Choi HK Limited, pursuant to which Mr. Sinclair and Choi & Choi HK Limited paid SCL Eight Hundred Thousand Dollars ($800,000) and Two Hundred Thousand Dollars ($200,000), respectively, for five
(5) year options to purchase up to eight hundred thousand (800,000) and two hundred thousand (200,000) shares, respectively, of Intek Common Stock for $1.50 per share. The options may be exercised partially or in whole at any time, subject to any applicable regulatory or tax restrictions.

         As of March 31, 1995, SCL entered into an option agreement (the "EC Option Agreement") (a copy of which is attached hereto as EXHIBIT L) with Extra Clearing B.V., a corporation incorporated under the laws of the Netherlands ("EC"), pursuant to which EC paid SCL Eight Hundred Ninety Thousand Dollars ($890,000) for five (5) year options to purchase up to eight hundred ninety thousand (890,000) shares of Intek Common Stock for $1.50 per share. Four hundred thirty-six thousand (436,000) of the options may be exercised partially or in whole at any time, subject to any applicable regulatory or tax restrictions. Four hundred fifty-four thousand (454,000) of the options are subject to an additional requirement that they cannot be exercised for ninety
(90) days from the date of the EC Option Agreement.

         As of June 16, 1995, SCL entered into the SCL Option Agreement with Roamer One Holdings, Inc., pursuant to which SCL paid Roamer One Holdings, Inc. One Million Eight Hundred Thousand Dollars ($1,800,000) for five (5) year options to purchase up to One Million Eight Hundred Thousand (1,800,000) shares of Common Stock for $1.50 per share. In connection with the SCL Option Agreement, as of June 16, 1995, Roamer One Holdings, Inc. and SCL also entered into the SCL/Roamer One Holdings Pledge Agreement pursuant to which Roamer One Holdings, Inc. pledged One Million Eight Hundred Thousand (1,800,000) shares of Common Stock to SCL in support of Roamer One Holdings, Inc.'s obligations under the SCL Option Agreement.

         In connection with the EC Option Agreement, as of March 31, 1995 SCL and the EC also entered into a pledge agreement (the "EC Pledge Agreement") (a copy of which is attached hereto as EXHIBIT M), pursuant to which SCL pledged eight hundred ninety thousand (890,000) shares of Intek Common Stock to EC in support of its obligations under the EC Option Agreement.

         See discussion regarding the Letter of Intent and the Employee Option Agreement in Item 4 above.

         As of May 25, 1995, SCL entered into an option agreement (the "Bradley Option Agreement") (a copy of which is attached hereto as EXHIBIT N) with Bradley Ltd. of Hamilton, Bermuda, pursuant to which Optionee paid SCL One Hundred Thousand Dollars ($100,000) for options, exercisable through September 30, 1999, to purchase up to one hundred thousand (100,000) shares of Intek Common Stock for $1.50 per share, subject to any applicable regulatory or tax restrictions.

         As of June 30, 1995, SCL agreed, subject to obtaining approval of the shareholders of Intek to an increase in the authorized capital stock of Intek and the satisfaction of certain other conditions, to acquire from the Company, and the Company agreed to sell to SCL 15,000,000 shares of Common Stock in consideration for the transfer to the Company of the assets and liabilities of SCL and certain of SCL's affiliates which constitute the SCL Commercial Wireless Communications Business and the assumption and satisfaction of the liabilities and obligations of the SCL Commercial Wireless Communications Business. This Agreement was subsequently terminated on March 8, 1996, when SCL, Intek and Securicor entered into the March 7, 1996 Letter of Intent pursuant to which SCL, Securicor and Intek propose to merge their wireless communications businesses. See Item 4 "Wireless Communications Merger."

         On September 15, 1995, SCL issued a debenture in favor of Octagon Investment Group and in the original principal amount of $2,500,000 (the "DEBENTURE," a copy of which is attached hereto as EXHIBIT O and incorporated herein in its entirety). The Debenture is due on September 15, 2000 and bears interest at 14% per annum. SCL has the option, after April 5, 1996, to prepay the then outstanding principal and accrued interest on the Debenture by transferring to Octagon shares of the Common Stock. The number of shares of Common Stock necessary to settle any such optional prepayment is determined by dividing the amount then due on the Note by $5.22 and rounding up to the next whole number. From April 5, 1996, the minimum number of shares that SCL could transfer pursuant to such a prepayment election is 510,524 and the maximum number of shares is 922,134. If on any date on or after June 30, 1996, the simple average of (a) the closing price for shares of Common Stock for each day that there has been trading and (b) the simple average of the closing bid and ask prices of Shares for each day on which there has been no trading, for the five consecutive trading days on NASDAQ immediately preceding such date exceeds $10.00 ("Trigger Price") then the holder of the Debenture, on 30 days' written notice to SCL, may declare the principal amount of the Debenture and all accrued and





                             Page 10 of 13 Pages
unpaid interest thereon to be immediately due and payable, together with an additional cash amount ("Additional Amount") to be determined as follows:

         The initial Additional Amount is $562,500 for the six-month period beginning March 15, 1996 and increases $562,500 for each additional six-month period to a maximum Additional Amount of $5,062,500 for the six-month period beginning March 15, 2000. Upon receipt of a written notice subsequent to the occurrence of a Trigger Price, the reporting person may elect to prepay the Note in shares of Common Stock without paying the Additional Amount. SCL's contingent obligation to pay an Additional Amount may be deemed to be a separate derivative security.

         Except as set forth in this Item 6 and except for the Letter of Intent and the proposed sale of a portion of the 220,500 shares described in Item 4 above, as to which no written agreements have been entered into, neither SCL nor, to the best of SCL's knowledge, any person identified in Item 2 hereto has any contracts, arrangements, understandings or relationships with any person with respect to any securities of Intek.





                             Page 11 of 13 Pages

ITEM 7.  EXHIBITS.
         ---------
   Exhibit A     SCL Option Agreement (incorporated by reference to Exhibit K to the reporting person's Amendment No. 8 on Form 13D).

   Exhibit B     Letter of Intent, dated March 7, 1996, among SCL, Intek and
                 Securicor.

   Exhibit C     Joint Press Release dated March 8, 1996 announcing the
                 proposed Wireless Communications Merger.

   Exhibit D     Letter of Intent, dated February 3, 1994, among SCL, Roamer and Intek (incorporated by reference to Exhibit A to the reporting person's initial report on Form 13D, filed on March
                 7, 1994).

   Exhibit E     Press Release of SCL, Roamer and Intek dated February 7, 1994
                 (incorporated by reference to Exhibit B to the reporting person's initial report on Form 13D, filed on March 7, 1994).

   Exhibit F     Amendment to Letter of Intent, dated March 29, 1994, among
                 SCL, Roamer and Intek (incorporated by reference to Exhibit C to the reporting person's Amendment No. 1 on Form 13D, filed on March 31, 1994).

   Exhibit G     Merger Agreement, dated April 20, 1994, among Simrom, Romnet and Intek (incorporated by reference to Exhibit D to the reporting person's Amendment No. 2 on Form 13D, filed on July
                 22, 1994).

   Exhibit H     Purchase Agreement dated June 30, 1994 (incorporated by
                 reference to Exhibit M to the reporting person's Amendment No.
                 9 on Form 13D, filed on July 10, 1995).

   Exhibit I     Employee Option Agreement (incorporated by reference to
                 Exhibit I to the reporting person's Amendment No. 4 on Form 13D, filed on April 19, 1995).

   Exhibit J     SCL/Roamer One Holdings Pledge Agreement (incorporated by
                 reference to Exhibit L to the reporting person's Amendment No.
                 8 on Form 13D, filed on June 26, 1995).

   Exhibit K     Memorandum of Understanding (incorporated by reference to
                 Exhibit E to the reporting person's Amendment No. 4 on Form
                 13D, filed on October 3, 1995).

   Exhibit L     EC Option Agreement (incorporated by reference to Exhibit G to the reporting person's Amendment No. 4 on Form 13D, filed on April 19, 1995).

   Exhibit M     EC Pledge Agreement (incorporated by reference to Exhibit H to the reporting person's Amendment No. 4 on Form 13D, filed on April 19, 1995).

   Exhibit N     Bradley Option Agreement (incorporated by reference to Exhibit
                 J to the reporting person's Amendment No. 6 on Form 13D, filed on June 5, 1995).

   Exhibit O     Debenture





                             Page 12 of 13 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                        SIMMONDS COMMUNICATIONS LTD.



                                        March 18, 1996
                                        ________________________________________
                                                            (Date)


                                        /s/ David O'Kell
                                        ________________________________________
                                                          (Signature)


                                        David C. O'Kell,
                                        Executive Vice President and Secretary
                                        ________________________________________
                                                       (Name/Title)





                             Page 13 of 13 Pages

                                                                       EXHIBIT B


[INTEK LOGO]
970 West 190th Street, Suite 720
Torrance, California 90502
310-366-7335
Fax: 310-366-7712



                                 March 7, 1996



Simmonds Capital Limited
5255 Yonge Street, Suite 1050
Willodale, Ontario M2N 6P4
CANADA

Securicor Communications Ltd.
Sutton Park House
15 Carshalton Road
Sutton Surrey SM1 4LD
ENGLAND

Roamer One Holdings, Inc.
1431 West 117th Street
Cleveland, Ohio  44107

  Re:  Proposed Combination of Land Mobile Radio Businesses
       ----------------------------------------------------
Gentlemen:

   Intek Diversified Corporation, a Delaware corporation ("Intek"), proposes to enter into agreements with Midland International Corporation ("Midland U.S."), a Delaware corporation and a wholly-owned indirect subsidiary of Simmonds Capital Limited, an Ontario corporation ("Simmonds"), pursuant to which it will acquire a license (the "License" or the "License Agreement") to operate Midland U.S.'s Land Mobile Radio ("LMR") business in the United States as specified herein and will acquire certain intangible assets pursuant to an asset purchase agreement (the "Asset Purchase Agreement"). Simultaneously, Intek also proposes to enter into an agreement (the "Buy-Sell Agreement") with Securicor Communications Ltd., a corporation formed under the laws of England and Wales ("Securicor"), pursuant to which Intek will acquire all of the outstanding securities of Securicor's wholly-owned subsidiary, Securicor Radiocoms Ltd. ("Radiocoms"), together with all the Preferred Stock which Securicor holds in E.F. Johnson Company, a Minnesota corporation ("Johnson"). All such transactions (the "Transactions") are to be consummated at the Closing (as hereinafter defined) on the following terms and conditions (PROVIDED THAT, notwithstanding anything to the contrary

Simmonds Capital Limited
Securicor Communications Ltd.
March 7, 1996
Page 2


contained herein which may state the form or structure of one or more of the Transactions, the parties shall cooperate to create a structure for the Transactions that meets the parties' business, tax and legal objectives):

   1. Intek will acquire a perpetual, exclusive License to operate Midland U.S.'s LMR business in the United States, including existing and future LMR products, but excluding the Midland 70-1336 & 17-1526 and Midland 70-9020 & 70-9405 LTR products, and to use of all Midland U.S. trademarks and the Midland name in the United States. Intek will also acquire: (i) rights and obligations to purchase as a "Midland Affiliate" under the Midland Hitachi Denshi Ltd. supply agreement dated May 12, 1994 (the "Hitachi Supply Agreement"), and similar arrangements with other Midland vendors (with applicable charges payable to Simmonds); (ii) all Midland U.S. direct supply agreements and quotations; (iii) all Midland U.S. dealer relationships, agreements and contracts; and (iv) all Midland U.S. customer order backlog. Notwithstanding the foregoing, the License would not extend to (i) Midland U.S. consumer products, Midland 70-1336 & 70-1526 or Midland 70-9020 & 70-9405 products or (ii) any sales or business outside of the United States. In connection with the foregoing, Simmonds will enter into a noncompetition agreement with Intek on terms to be mutually agreed and Simmonds and Intek will enter into arrangements to ensure that each of them performs, after the Closing, each of their respective continuing obligations under the Hitachi Supply Agreement, including without limitation, fulfillment of minimum purchase requirements under the Hitachi Supply Agreement to be allocated among Intek and Simmonds.

   2. In consideration of the License and the purchase of intangible assets described in paragraph 1, Intek will issue to Simmonds 2,500,000 fully paid, non-assessable shares of common stock, par value $0.01 per share (the "Common Stock") of Intek. Such 2,500,000 shares of Common Stock would, as of March 7, 1996, assuming issuance of all shares of Common Stock Intek has a commitment to issue and the additional shares of Common Stock contemplated to be issued under this Letter of Intent, including without limitation under paragraph 7, equal 6.0% of the outstanding shares of Common Stock of Intek on a fully diluted basis. Intek shall also assume certain obligations of Midland U.S., including outstanding purchase orders for United States products, the Securicor supply agreement and Roamer distribution agreement regarding 220 MHz mobiles/systems, obligations on sales and backlog orders, and customer supply and support obligations for the United States direct supply contracts.

   3. At Intek's option, it may agree to purchase certain inventory and other tangible assets of Midland for cash.

Simmonds Capital Limited
Securicor Communications Ltd.
March 7, 1996
Page 3


Simmonds and/or Midland U.S. will also provide interim management services on terms to be mutually agreed.

   4. The securities to be acquired by Intek from Securicor under the Buy Sell Agreement include all of the outstanding securities of Radiocoms and all of Securicor's Preferred Stock of Johnson. The Buy Sell Agreement shall provide for a description of the assets and business lines included in the Radiocoms business and certain other terms to be agreed to by the parties.

   5. In consideration of the purchase of the securities described in paragraph 4, Intek shall issue to Securicor 25,000,000 fully paid, non-assessable shares of Intek Common Stock. Such 25,000,000 shares of Common Stock would, as of March 7, 1996, assuming issuance of all shares of Common Stock Intek has a commitment to issue and the additional shares of Common Stock contemplated to be issued under this Letter of Intent, including without limitation under paragraph 7, equal 60.3% of the outstanding shares of Common Stock of Intek on a fully diluted basis.

   6. Simmonds shall transfer any Midland U.S. employees to Intek that Securicor and Intek select.

   7. From the date hereof through the earlier of the Closing and termination of this Letter of Intent, Intek, Midland U.S. and Radiocoms will be operated in the ordinary course of business and consistent with past practices. Except for Intek's issuance of a $2.5 million debenture, up to 1,000,000 shares of Common Stock in an equity offering, and up to 1,500,000 shares of Common Stock to acquire additional licenses, as to which the parties have agreed, transactions out of the ordinary course, including but not limited to any changes in the outstanding equity securities of Intek or Radiocoms, any changes in roll-out plans, any inter-affiliate transfer or related series of inter-affiliate transfers of funds or assets involving Intek or Radiocoms and amounts in excess of $500,000 (unless for the purpose of purchasing goods and services at the fair market value of such goods and services) and any incurrence of debt or pledging of assets or related series of incurrences of debt or pledging of assets by Intek, Midland U.S. or Radiocoms, involving amounts in excess of $500,000, will require the consent of Nicholas Wilson, John Simmonds and Ed Hough. Notwithstanding the foregoing, Intek shall not issue any portion of the 1,500,000 shares of Common Stock to acquire additional licenses unless Nicholas Wilson, John Simmonds or Ed Hough are in mutual agreement, provided that such agreement shall not be unreasonably withheld. Upon or shortly following the Closing of the Transactions, Intek shall endeavor to raise approximately $40,000,000 by a suitable placement of securities to fund further expansion of the business and provide working capital.

Simmonds Capital Limited
Securicor Communications Ltd.
March 7, 1996
Page 4




   8.  The Closing of the Transactions will be conditioned on:

     a. the negotiation and execution of a mutually satisfactory License Agreement, Asset Purchase Agreement, Buy-Sell Agreement (collectively, the "Transaction Agreements") and the other documents referred to therein or otherwise required to consummate the Transactions, including, but not limited to such supply agreements, customer supply and support agreements, and management services agreements as the parties shall agree;

     b. the accuracy of the representations and warranties of Intek, Midland U.S., Simmonds and Securicor as of the Closing;

     c. the receipt of all necessary governmental and regulatory approvals in connection with the Transactions;

     d. the receipt of all necessary third party consents in connection with the Transactions, including without limitation, those related to Securicor's Preferred Stock under that certain shareholders agreement between Securicor and Johnson;

     e. approval of the Transaction Agreements by the Boards of Directors of Intek, Simmonds and Securicor;

     f. the completion of, and satisfaction of the parties with, financial, legal, environmental and operational due diligence regarding the Intek, Midland U.S. and Radiocoms businesses, including, but not limited to, receipt of a satisfactory fairness opinion by the Board of Directors of Intek;

     g. the closing of the transactions contemplated under each of the Transaction Agreements (the "Closing");

     h. the provision of December 31, 1995 audited financial statements of Intek, Radiocoms and the Midland U.S. businesses;

     i. the absence of any material adverse change in the businesses of Intek, Radiocoms and Midland U.S.; and

     j. such other conditions as are customary in transactions such as the Transactions.

   9. In connection with the aforementioned due diligence reviews, the parties will provide full access to their respective records, personnel and facilities.

Simmonds Capital Limited
Securicor Communications Ltd.
March 7, 1996
Page 5



   10. Each of Intek, Simmonds, Securicor and Roamer One Holdings, Inc. will cause (i) any information received in connection with the Transactions; and
(ii) the substance of any discussions between the parties, to be held in confidence and not to be disclosed or used for any purpose other than for the review and furtherance of the Transactions, except to the extent required by law or in connection with obtaining necessary approvals and consents (or required or reasonably deemed appropriate in any filing with the Securities and Exchange Commission or other similar foreign agency). The parties hereto acknowledge that any announcement or other disclosure relating to the matters herein (except disclosure to their respective professional advisors) shall be made only upon their express mutual agreement, unless otherwise required by law or in connection with obtaining necessary approvals and consents, such as in order to make any filings of Schedules 13D with the Securities and Exchange Commission with respect to the matters included herein, in which case, the parties hereto shall consult with each other and coordinate such disclosure to the extent reasonably feasible. The obligations of the parties under this paragraph 10 shall survive any termination of this Letter of Intent for a period of three (3) years thereafter.

   11. Subject to the rights, if any, of a party arising out of the breach of the binding portions of this Letter of Intent, whether or not the Transactions are consummated, each of the parties hereto shall pay its legal, investment banking and accounting fees, costs and expenses in connection with the Transactions, including the fees and expenses of their advisors or other representatives. Intek shall pay the fee for the Hart-Scott-Rodino filing.
The parties shall ensure that their respective advisors share equally in the legal and other work required to consummate the Transactions to the extent reasonably feasible.

   12. This Letter of Intent shall be governed by and construed in accordance with the laws of the State of New York without regard to its principles of conflicts of laws.

   13. This Letter of Intent may be terminated only (i) by mutual written consent of the parties hereto, or (ii) upon written notice by any party to the other parties hereto if the Transaction Agreements have not been executed by April 30, 1996; provided however, that the termination of the binding provisions shall not affect the liability of a party for breach of any such provision prior to the termination. Upon termination of the binding provisions, the parties shall have no further obligations hereunder, except as provided for in paragraphs 10 through 15. Until the termination of this Letter of Intent, each party agrees not to (and agrees to cause its affiliates and shareholders not to) negotiate or enter into or continue discussions with any

Simmonds Capital Limited
Securicor Communications Ltd.
March 7, 1996
Page 6




other person or entity or solicit or encourage, directly or indirectly, or furnish information to any other person or entity regarding the sale or purchase of all or any part of the securities, rights, and/or assets that are the subject of this Letter of Intent.

   14. Other than as set forth in paragraphs 7 and 10 through 15 hereof, this Letter of Intent is a statement of intent only and is not intended to and does not constitute a legally binding commitment or agreement of any party hereto, nor is there any separate oral agreement with respect to the subject matter hereof, and none of the parties hereto will have any liability to any other party for any breach of the terms of this Letter of Intent, including the failure to enter into any Transaction Agreement, other than for breach of any of the terms of paragraphs 7 and 10 through 15. Statements herein as to what either party may or will do are otherwise so expressed for convenience only, and are understood to be non-binding indications of intent only. Paragraphs 7 and 10 through 15 however, are intended to be fully binding and enforceable by and against the parties hereto.

   15. Intek hereby represents that this Letter of Intent and the proposed transaction have been duly approved by its Board of Directors, acting through a committee of its disinterested directors, at a meeting duly noticed and convened at which a quorum was present.

   If the foregoing is acceptable to you, please sign the attached counterpart of this Letter of Intent in the space provided below and return the counterpart to the undersigned. This letter shall become effective when we have received counterparts which have been duly executed by Simmonds, Securicor and Roamer One Holdings, Inc.


                                         INTEK DIVERSIFIED CORPORATION


                                         By: /s/ Nicholas R. Wilson
                                            ---------------------------------
                                         Title: Chairman
                                               ------------------------------

Simmonds Capital Limited
Securicor Communications Ltd.
March 7, 1996
Page 7




Agreed to and accepted as of
the 7th day of March, 1996:



SIMMONDS CAPITAL LIMITED


By:  /s/ John Simmonds
   --------------------------
Title: President
      -----------------------

SECURICOR COMMUNICATI0NS LTD.


By: /s/ Edward Hough
   --------------------------
Title: Chief Executive
      -----------------------


ROAMER ONE HOLDINGS, INC.


By: /s/ Nicholas R. Wilson
   --------------------------
Title: President
      -----------------------

                                                                       EXHIBIT C



                                  NEWS RELEASE

                         Plan for 3-Way Wireless Merger
              Announced By Intek, Simmonds Capital, and Securicor


U.S.A., Canada, and England - March 8, 1996 - In a joint statement, Intek Diversified Corporation ("Intek") of Los Angeles, California and Simmonds Capital Limited ("SCL") of Toronto, Canada and Securicor Group plc ("Securicor") of Surrey, England today announced that they have signed a Letter of Intent to combine certain of their wireless communication businesses and related technology. The transaction will combine Intek's Roamer One air time services business with the US Land mobile radio business of Midland International Corporation ("Midland"), a wholly owned subsidiary of SCL, and the narrowband wireless technology and manufacturing operations of Securicor Radiocoms Limited ("SRL"), a wholly owned subsidiary of Securicor. As a result of the proposed transaction, Intek will become an integrated wireless company providing air time services, product distribution and manufacturing for the wireless Land Mobile Radio market.

The completion or the proposed transactions is subject to the completion of due diligence reviews by the parties, the negotiation and execution of definitive documentation and customary other closing conditions, including the receipt of regulatory and third party approvals and consents and the approval of Intek's shareholders to the transactions and the issuance of its common stock. The parties expect the transactions to close during the second quarter of 1996. Intek and SCL reported that the new three way transaction replaces the previously announced proposed acquisition of Midland, which has been terminated by mutual agreement of SCL and Intek.

Under the terms of the Letter of Intent, Intek will purchase a license from Midland for the use of the Midland trademark in the United States for the Land Mobile Radio market in exchange far approximately 2.5 million common shares of Intek. In addition, Intek will purchase for cash from Midland certain assets which are used in the business. SCL will retain the international operations of Midland and the SCL Systems business which operates as a systems integrator for wide area communication networks. It is contemplated that SCL will provide certain management services to Intek for the support of the Midland two-way radio business in the United States.

The Letter of Intent also provides that Intek will acquire all of the shares at SRL In exchange for approximately 25 million common shares of Intek. The SRL business includes the Linear Modulated radio technology, a manufacturing facility in Bath, England, a network of wireless dealers and resellers in the United Kingdom, a Specialized Mobile Radio network in England, a wireless systems integration business, and all of Securicor's convertible preferred shares in E.F. Johnson, a manufacturer of wireless communications equipment in Waseca, Minnesota.

Upon completion of the transactions contemplated by the Letter of Intent, there will be approximately 39 million common shares of Intek outstanding, with control passing to Securicor. It is contemplated by the parties that Intek will then publicly offer securities to raise funds to continue the construction of the Roamer One Specialized Mobile Radio system infrastructure and to provide working capital. It is Securicor's current intention to maintain its controlling interest in Intek.

Intek Diversified Corporation is a publicly traded company on the NASDAQ small cap exchange. (Symbol: IDCC). Through its wholly owned subsidiary, Roamer One, Intek is constructing a nationwide Specialized Mobile Radio network on the 220 MHz spectrum to provide voice dispatch and mobile data services.

Securicor Group plc is a major UK international organization, with core businesses in security services, parcels and freight distribution, and fixed and mobile telecommunications. The telecommunications interests include a 40% stake in Cellnet, the major UK cellular operator which currently has in excess of 2 million subscribers. Securicor's shares are traded on the London Stock Exchange (Symbols: Securicor; Securicor 'A' and Security Services.)

Simmonds Capital Limited, Toronto, Ontario, is a diversified electronics company. It is a manufacturer, distributor and systems integrator in the global wireless communications market and the production and distribution of electronic components. SCL is listed on The Toronto Stock Exchange (Symbol:
SMM).

The subject of this press release includes forward looking statements concerning a contemplated transaction. The forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are many factors that could cause the events in such forward looking statements to not occur, including the inability of the parties to negotiate final agreements or to obtain regulatory or shareholder approvals.


For further information contact:

David Neibert                                       Brian Faughnan
Intek Diversified Corporation                       Simmons Capital Limited
tel:  310-366-7703                                  416-221-19OO ext. 230

Dr. Ed Hough
Securicor Group
441-81-770-7000

                                                                     EXHIBIT O




                                   DEBENTURE
                                   ---------

1. Simmonds Communications Ltd. (hereinafter called the "Company") for value received, hereby acknowledges itself indebted and promises to pay Octagon Limited (hereinafter called the "Holder") on the 15th day of September, 2000, the sum of TWO MILLION, FIVE HUNDRED THOUSAND DOLLARS (US $2,500,000) in lawful money of the United States of America (the "Principal Amount") and to pay interest thereon from the date hereof annually in arrears on the 15th day of September in each year at the rate of fourteen per cent (14%) per annum as well after as before maturity, default and judgment, in like money and to pay interest on overdue interest at the said rate.

2. (a) As security for the payment of the Obligations, the Company hereby grants a security interest in and pledges the Collateral to and in favour of the Holder (the said security interest and pledge of the Collateral being hereinafter referred to as the "Security Interest"). The Holder shall have no rights in the Collateral other than the Security Interest and its rights hereunder.

   (b)  The Security Interest shall extend to the Proceeds.

   (c) The Company acknowledges and agrees that the Security Interest is intended to attach to the Collateral upon the date of execution of this Debenture.

   (d) The Company delivers herewith to the Holder the original special Note which shall be held by the Holder in accordance with the terms of this Debenture.

   (e) All Collateral shall be freely transferable by delivery or shall be accompanied by any and all endorsements, powers of attorney or instruments necessary to permit the transfer, disposition and, if applicable, the re-registration of the Collateral as may be required as a result of the Holder exercising its remedies under section 3 hereof.

  (f) Unless and until an Event of Default shall have occurred and be continuing, the Company shall be entitled to receive all interest, dividends or other like payments or distributions (whether in cash, security (as such term is defined in subsection 1(1) of the Act) or other property) at any time payable on or with respect to the Collateral and unless and until an Event of Default shall have occurred and be continuing, all such interest, dividends or other like payments or distributions at any time payable to the Company on or with respect to the Collateral received by the Holder shall forthwith be paid or delivered by the Holder to the Company or as it may direct, free and clear of the Security Interest.

  (g) Unless and until an Event of Default shall have occurred and be continuing, the Company shall be entitled to vote the Collateral and to give consents, waivers, notices and ratification, and to take other action in respect of the Collateral, provided, however, that no vote shall be cast or consent, waiver, notice or ratification given or action taken which would impair the Collateral or be inconsistent with or violate any provision of this Debenture.

  (h) It is understood and agreed that the Holder, at any time and from time to time when an Event of Default shall have occurred and be continuing, may enforce any and all of the rights of the Company with respect to the Collateral, including those rights described in paragraph (g) of this section 2.

3. (a) Each of the following events is herein sometimes referred to as an "Event of Default";

         (i) if default is made in the payment of the Principal Amount when the same becomes due under the provisions hereof; or

         (ii) if default is made in the payment of any interest due hereunder and such default shall have continued for a period of five Business Days;

         (iii)  if default is made in the payment of any amounts payable under section 6 hereof when the same became due under the provisions hereof; or

         (iv) if a decree or order of a court having jurisdiction is entered adjudging the Company or any Significant Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization or winding-up of the Company under the Bankruptcy and Insolvency Act (Canada) or any bankruptcy, insolvency or analogous laws or issuing process of execution against any substantial part of the property of the Company or any Significant Subsidiary, or appointing a receiver, or ordering the winding-up or liquidation of the affairs, of the Company or any Significant Subsidiary; or

         (v) if a resolution is passed for the winding-up or liquidation of the Company or any Significant Subsidiary (unless in respect of a winding-up or liquidation of any Significant Subsidiary, the proceeds of such winding-up or liquidation are disbursed to the direct shareholders of such Significant Subsidiary) or if the Company or any Significant Subsidiary institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it or makes a general assignment for the benefit of its creditors or a proposal under the Bankruptcy and Insolvency Act (Canada) or analogous laws, or consents to the filing of a petition for any such proceedings or for the appointment of a receiver of, or of any substantial part of, its property, or admits in writing its inability to pay its debts generally as they become due or takes action in furtherance of any of the aforesaid purposes; or

         (vi) if any event of default or any event which, with the passage of time or the giving of notice or both, would constitute an event of default, as defined in the indentures or instruments under which the Company or any of its Significant Subsidiaries has at the date hereof or shall hereafter have outstanding indebtedness for borrowed money (which indebtedness, in accordance with generally accepted accounting principles, would be classified as a liability on a consolidated balance sheet) in an aggregate amount equal to or greater than U.S. $3,000,000, shall have occurred and be continuing, and the trustees or holders of such indebtedness have accelerated the maturity of such indebtedness; or

         (vii) if the Company breaches any of its covenants hereunder and such breach is not cured within 30 days of the Holder giving notice thereof to the Company.

  (b) In case any Event of Default has occurred and is continuing, the Security Interest shall immediately become enforceable and the Holder may, forthwith or at any time thereafter (and, in the event that the Holder shall proceed under any of paragraphs (ii) to (viii) inclusive of this paragraph (b) (other than in respect of an Event of Default referred to in paragraph (a)(iii) of this section 3) upon five Business Days' notice to the Company), except in the event such Event of Default shall have been cured prior to any action by the Holder under this paragraph (b) or except as provided by applicable law or this Debenture, take any one or more of the following actions:

         (i) declare any or all of the Obligations to be immediately due and payable by giving notice in writing thereof to the Company and, in such event, such Obligations shall be forthwith due and owing by the Company to the Holder;

         (ii)   commence legal action to enforce payment of the Obligations;

         (iii) subject to any applicable law, dispose of the Collateral by private sale, public sale or otherwise upon such terms and conditions as the Holder may determine; provided that the Holder may apply and allocate any proceeds arising from the realization of the Collateral to the Obligations in such manner as the Holder in its absolute discretion, shall deem appropriate;

         (iv) elect to retain the Collateral or any portion thereof irrevocably in full and final satisfaction of the Obligations by giving written notice of such election to the Company;

         (v) exercise any or all of the rights and privileges attaching to any of the Collateral as if the Holder were the absolute owner thereof;

         (vi) file such proofs of claims or other documents as may be necessary or desirable to have its claim lodged in any bankruptcy, winding-up, liquidation, arrangement, dissolution or other proceedings (voluntary or otherwise) relating to the Company;

         (vii) where the Collateral has been disposed of by the Holder as provided herein, commence legal action against the Company for the difference, if any, between (i) any damages suffered by the Holder or its assigns resulting directly or indirectly form the violation by the Company of this Debenture (including, without limitation, the Obligations); and (ii) the proceeds received by the Holder on a disposition of the Collateral or Proceeds (hereinafter referred to as the "Deficiency"); or

   (viii) take any other action, suit, remedy or proceeding authorized or permitted by this Debenture or by law or equity.

       For greater certainty, the existence of an Event of Default and the delivery of a notice or notices or the taking of any action or actions by the Holder pursuant to this paragraph (b) shall not affect the rights of the Company pursuant to section 5 hereof.

   (c) The Company shall pay to the Holder on demand all costs and expenses of the Holder (including legal fees) incurred in exercising its rights hereunder, which costs and expenses shall form part of the Obligations, and shall be paid by the Company to the Holder forthwith after demand therefor shall have been made by the Holder to the Company together with interest from and including the date of demand or, if the Holder has taken steps to exercise its rights under paragraph (b) of this section 3, from and including the date upon which the cost or expense is incurred at a rate of fourteen percent (14%) per anum, payable before and after demand, maturity, default and judgment, with interest on amounts in default at the same rate. All such interest shall be payable on demand, shall be determined daily and shall be compounded monthly in arrears on the last day of each month. Payment of such interest shall be secured by the Security Interest.

   (d) Where the Collateral has been disposed of by the Holder, the Deficiency shall be paid by the Company to the Holder forthwith after demand therefor shall have been made by the Holder to the Company together with interest from and including the date upon which the Deficiency arises at a rate of fourteen percent (14%) per annum payable before and after demand, maturity, default and judgment, with interest on amounts in default at the same rate. All such interest shall be payable on demand, shall be determined daily and shall be compounded monthly in arrears on the last day of each month. Payment of the Deficiency together with such interest shall be secured by the Security Interest.

  (e) The Holder shall not be under any obligation, or be liable or accountable for any failure, to enforce payment or performance of the Obligations or to exercise any of its rights and remedies hereunder and shall not be under any obligation to institute proceedings for any of such purposes.

  (f) At any time before the Holder has disposed of the Collateral as provided for herein or before the Holder has elected, in the manner set out in paragraph (b)(iv) of this section 3, to retain all or part of the Collateral irrevocably, the Company may redeem the Collateral by satisfying all of its obligations and liabilities under this Debenture.

  (g) The Company irrevocably constitutes and appoints the Holder and its directors and officers holding office from time to time as the true and lawful attorneys of the Company with full power of substitution in the name of the Company to do any and all such acts or things or execute and deliver all such agreements, documents and instruments as the Holder, in its sole discretion, considers necessary or desirable to carry out the provisions and proposes of this Debenture or to exercise its rights and remedies hereunder, including without in any way limiting the generality of the foregoing: (i) transferring any or all of the Collateral into the name of the Holder or to any person who acquires the same pursuant to the provisions of paragraph (b) of this section 3; (ii) endorsing, negotiating or redeeming any Collateral; (iii) exercising any voting rights associated with the Collateral and executing any proxies or similar instruments in furtherance hereof; and (iv) realizing or collecting any Proceeds or any dividends, principal, interest or other payments on the Collateral or in respect hereof. The Company hereby ratifies and agrees to ratify all acts of any such attorney taken or done in accordance with this paragraph (g). This power of attorney being coupled with an interest shall not be revoked or terminated by any act or thing and shall remain in full force and effect until this Debenture has been terminated.

  (h) The company will, from time to time at the request of the Holder, make and do all such acts and things and execute and deliver all such instruments, agreements and documents as the Holder shall reasonably request by notice in writing given to the Holder in order to create, preserve, perfect, validate or otherwise protect the Security Interest, to enable the Holder to exercise and enforce any of its rights and remedies hereunder and generally to carry out the provisions and purposes of this Debenture.

4. The Company hereby covenants and agrees with the Holder that until all monies owing hereunder are paid in full it will take or cause to be taken all such steps and actions to ensure that an Event of Default shall not occur.

5. (a) Subject to paragraphs (b) to (d) of this section 5, on or after April 5, 1996, the Company shall have the option to prepay all (but not less than all) of the Principal Amount, together with all accrued but unpaid interest thereon, (collectively, the "Repayment Amount") by the transfer to the Holder of such number of common shares of Intek Diversified Corporation ("Intek") equal to the Repayment Amount divided by U.S. $5.22, rounded up to the next whole number, (the "Repayment Shares").

   (b) If there occurs after the date hereof a reclassification of the outstanding common shares of Intek (including a subdivision or consolidation thereof) or a change or exchange of common shares of Intek into or for other shares or into or for other securities or any other capital reorganization, or a consolidation, amalgamation or merger of Intek with or into any other corporation or other entity, or a transfer of the undertaking or assets of Intek as an entirety to another corporation or entity in which the holders of common shares of Intek are entitled to receive shares, other securities or other property (any of which events is hereinafter referred to as a "Capital Reorganization"), and after the effective date of such Capital Reorganization the Company exercises its right to prepay the Principal Amount pursuant to paragraph (a) of this section 5, such right will consist of the right to make payment of all (but not less than all) of the Principal Amount and any accrued but unpaid interest thereon by transferring to the Holder the aggregate number of common shares of Intek, other securities or other property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, immediately prior to such Capital Reorganization being effected, the Holder had been the registered holder of the Repayment Shares.

  (c) On the happening of each and every Capital Reorganization, the applicable provisions of this Debenture shall be deemed to be amended accordingly, including, without limitation, the definition of Repayment Shares which shall be amended such that it includes all shares, other securities and other property received on the most recent Capital Reorganization as a result of being the registered holder of the Repayment Shares as well as any shares, other securities or other property constituting part of the Repayment Shares which were not changed, exchanged or otherwise affected by the most recent Capital Reorganization.

  (d) Notwithstanding any provision hereof, the Repayment Shares or other securities or other property received on a Capital Reorganization and transferred to the Holder pursuant to this section 5 shall prior to such transfer be beneficially owned by the Company free and clear of all liens, claims, charges or encumbrances whatsoever and such securities or other property shall be registered under applicable United States Federal securities laws and regulations or otherwise freely tradeable in the United States.

6. If on any date on or after June 30, 1996, the simple average of (a) the closing price for the common shares of Intek for each day that there has ben trading, and (b) the simple average of the closing bid and ask prices of common shares of Intek for each day on which there has been no trading, for the five consecutive trading days on NASDAQ immediately preceding such date exceeds US $10.00 (the "Trigger Price"), then the Holder, on thirty days' written notice to the Company, may declare the Principal Amount and all accrued and unpaid interest thereon to be immediately due and payable together with the Additional Amount as determined on the date of the giving of such notice and on the expiry of such five day period the Company shall forthwith pay all such amounts to the Holder, provided always that, until the expiry of such notice period, the Company shall continue to have the right to exercise its rights under section 5 hereof and, upon the exercise by the Company of such rights under section 5, there shall be no requirement for the Company to pay the Additional Amount.

7. The Trigger Price in effect at any date shall be subject to adjustment from time to time as follows:

  (a) If and whenever at any time Intek shall (i) subdivide its outstanding common shares into a greater number of common shares, (ii) consolidate its outstanding common shares into a lesser number of common shares,
       (iii) issue common shares to the holders of all or substantially all of its outstanding common shares by way of stock dividend (other than as a dividend paid in the ordinary course on the outstanding common shares) or (iv) make a distribution on its outstanding common shares payable in its common shares (other than as a dividend paid in the ordinary course) (any of such events in these clauses (i), (ii), (iii) and (iv) being called a "Share Reorganization"), the Trigger Price shall be adjusted effective immediately on the effective date of such Share Reorganization or the record date at which the holders of common shares of Intek are determined for the purposes of the Share Reorganization by multiplying the Trigger Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of outstanding common shares of Intek on such record date before giving effect to such Share Reorganization and the denominator of which shall be the number of outstanding common shares of Intek after giving effect to such Share Reorganization (including, in the case where securities exchangeable for or convertible into common shares of Intek are distributed, the number of common shares of Intek that would have been outstanding had such securities been exchanged for or converted into common shares of Intek on such record date). Such adjustment shall be made successively wherever any such effective date or record date shall occur; and any such issue of common shares of Intek by way of stock dividend or other distribution shall be deemed to have been made on the record date for the stock dividend or other distribution for the purpose of calculating the number of outstanding common shares under paragraphs (b) and (d) of this section 7.

  (b) if Intek shall fix a time prior to the record date for the issuance of rights, options or warrants to all or substantially all the holders of the outstanding common shares of Intek entitling them, for a period expiring not more than 45 days after such record date (the "Rights Period"), to subscribe for or purchase common shares or securities exchangeable for or convertible into common shares of Intek at a price per share (or at an exchange or conversion price per share) of less than 95% of the Current Market Price (as defined in paragraph (d) of this section 7) of a common share of Intek (any of such events being called a "Rights Offering"), the Trigger Price shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Trigger Price in effect immediately prior to the end of the Rights Period by a fraction, of which the numerator shall be the aggregate of the number of common shares of Intek outstanding as of the record date for the Rights Offering plus the number of common shares of Intek equal to the number arrived at by dividing the aggregate price of the total number of additional common shares of Intek offered for subscription or purchase or the aggregate conversion or exchange price of the convertible securities so offered by such Current Market Price, and of which the denominator shall be the number of common shares of Intek outstanding after giving effect to the Rights Offering (including the number of common shares of Intek actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering). Common Shares of

       Intek owned by or held for the account of Intek or any subsidiary thereof shall be deemed not to be outstanding for the purpose of any such computation.

  (c) If and whenever at any time Intek shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding common shares of (i) its shares of any class other than common shares, (ii) rights, options or warrants to acquire its common shares or securities exchangeable for or convertible into its common shares or property or other assets of Intek, (iii) evidence of indebtedness, or (iv) any property or other assets, if such distribution does not constitute (a) a dividend paid in the ordinary curse, (b) a Share Reorganization, or (c) a Rights Offering (any of such non-excluded events herein called a "Special Distribution"), the Trigger Price shall be adjusted effective immediately after the record date at which holders of common shares of Intek are determined for purposes of the Special Distribution to be a price determined by multiplying the Trigger Price in effect on such record date by a fraction, of which the numerator shall be the number of common shares of Intek outstanding on such record date multiplied by the Current Market Price of a common share of Intek on such record date, less the fair market value of such shares, rights, options, warrants, evidences of indebtedness or property or other assets issued or distributed, and of which the denominator shall be the number of common shares of Intek outstanding on such record date multiplied by such Current Market Price.

  (d)  For the purpose of any computation under paragraphs (b) or (c) of this section 7, the "Current Market Price" of a common share of Intek at any date shall be the weighted average price per share for common shares of Intek for 30 consecutive trading days before such date on NASDAQ, or, if the shares in respect of which a determination of Current Market Price is being made are not listed thereon, on such stock exchange on which such shares are listed as may be selected for such purpose by the Company or, if such shares are not listed on any stock exchange, then on the over the counter market. The weighted average price shall be determined by dividing the aggregate sale price of all such shares sold on the said exchange or market, as the case may be, during the said 30 days by the total number of such shares so sold.

  (e) The adjustments provided for in this section 7 are cumulative, shall be computed to the nearest one tenth of one cent and shall be made successively whenever an event referred to therein shall occur, provided, that, notwithstanding any other provision of this section 7, no adjustment of the Trigger Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Trigger Price then in effect; provided however, that any adjustments which by reason of this paragraph (e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

  (f)  No adjustment of the Trigger Price shall be made pursuant to this section 7 in respect of the issue from time to time of common shares of Intek pursuant to any stock option or stock purchase plan(s) in force from time to time for officers, employees or consultants of Intek or shareholders of Intek who exercise an option to receive substantially equivalent dividends in common shares of Intek in lieu of receiving a cash dividend paid in the ordinary course, and any such issue shall be deemed not to be a Share Reorganization.

  (g) In the event of any question arising with respect to the adjustments provided in this section 7, such questions shall be conclusively determined by a firm of chartered accountants appointed by the Company and acceptable to the Holder (who may be the auditors of the Company) and such determination shall be binding upon the Company and the Holder.

8. Notwithstanding any provision contained herein, the Company shall not be obliged to make any payments of interest or other amounts payable to the Holder hereunder in excess of the amount or rate which would be prohibited by applicable law or would result in the receipt by the Holder of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)).

9. Subject to section 5 hereof, payments of the Principal Amount and interest thereon and any other amount payable hereunder shall be made in lawful money of the United States of America by wire transfer of immediately available funds to an account designated by the Holder or to such other account or in such other manner as shall have been designated by the Holder by written notice to the Company.

10. If the date on which any payment is required to be made pursuant to the provisions of this Debenture occurs on a day which is not a Business Day, such payment shall be due and payable on the immediately succeeding Business Day.

11. Subject to sections 3, 5 and 6 hereof, no prepayment of the Principal Amount may be made.

12. Upon the satisfaction of the Obligations, the Holder shall at its own expense deliver to the Company possession of all Collateral and make and do all such acts and things and execute and deliver all such instruments, agreements and documents as the Company shall consider reasonably necessary or desirable to discharge the Security Interest, to release and discharge the Collateral therefrom and to record such release and discharge in all appropriate offices of public record.

13.  At any time and from time to time upon the Holder receiving:

    (a) an Officer's Certificate requesting that additional property (the "Additional Collateral") specifically enumerated therein be subject to the Security Interest and stating that:

   (i) the Company has a good and valid title to and interest in the Additional Collateral free and clear of any lien, charges, pledges and encumbrances whatsoever and that the pledge and delivery of the Additional Collateral pursuant hereto will create a valid first pledge and perfected security interest in the Additional Collateral, subject to no prior pledge, lien, mortgage, hypothecation, security interest, charge or encumbrance;

   (ii) the Company has the right and lawful authority to cause the Additional Collateral to be subject to the Security Interest; and

   (iii) all requirements imposed by the terms of this Debenture to make the Additional Collateral subject to the Security Interest have been fulfilled in accordance with the terms of this Debenture;

     such Additional Collateral shall immediately form part of the Collateral and become subject to the Security Interest.

14. At any time and from time to time, provided that no Event of Default under this Debenture has occurred and is continuing, upon receiving:

  (a)  an Officer's Certificate dated the date of delivery thereof:

   (i) requesting that the items of Collateral specifically enumerated therein (the "Released Collateral") be released from the Security Interest;

   (ii) stating than no Default or Event of Default has occurred and is continuing; and

   (iii) specifying the aggregate Market Value of the Collateral, excluding the Released Collateral, on such date; and

     (b) an Appraiser's Certificate, dated of even date with the Officer's Certificate referred to in paragraph (a) of this section 14, verifying the aggregate Market Value of the Collateral, excluding the Released Collateral, on such date as specified in the Officer's Certificate referred to in paragraph (a) of this section 14;

the Holder shall, provided that the aggregate Market Value of the Collateral, excluding the Released Collateral, specified in such certificate and as verified in the Appraiser's Certificate, is not less Canadian $3,000,000, at the expense of the Company, promptly release the Released Collateral from the Security Interest and deliver the certificates representing the same to the Company and cancel and discharge the Security Interest insofar as it relates to the Released Collateral and execute and deliver to the Company such deeds or other instruments as may be required to so cancel and discharge the Security Interest and to release to the Company in transferable form the Released Collateral free and clear from the security constituted hereby.

15. In this Debenture and any amendments hereto, the following terms shall have the following meanings, respectively:

     (a) "ACT" means the Personal Property Security Act (Ontario), as now in effect, or any legislation that may be substituted therefor, and as the same may from time to time hereafter be amended;

     (b) "ADDITIONAL AMOUNT" means in respect of notice being given by the Holder pursuant to section 6 hereof during any six month period specified below the amount specified below for such six month period:

   Six Month Period Beginning                                Additional Amount
   --------------------------                                -----------------
   March 15, 1996                                                US$562,500
   September 15, 1996                                            US$1,125,000
   March 15, 1997                                                US$1,687,500

   September 15, 1997                                            US$2,250,000
   March 15, 1998                                                US$2,812,500
   September 15, 1998                                            US$3,375,000
   March 15, 1999                                                US$3,937,500
   September 15, 1999                                            US$4,500,000
   March 15, 2000                                                US$5,062,500

  (c) "ADDITIONAL COLLATERAL" has the meaning ascribed thereto in section 13 hereof;

  (d) "APPRAISER'S CERTIFICATE" means a certificate signed by an Independent Appraiser in a form satisfactory to the Holder (acting reasonably), together with detailed working papers in support of the conclusion set out in such certificate;

  (e) "BUSINESS DAY" means a day of the year other than a Saturday, a Sunday or a day observed as a statutory holiday in Ontario;

  (f) "COLLATERAL" means the Special Note and any securities issued on the exercise, conversion or exchange thereof or any security or property derived therefrom and any other securities or instruments deposited or delivered by the Company with or to the Holder hereunder;

  (g) "DEFAULT" means an event which with the passage of time or the giving of notice or both would constitute an Event of Default;

  (h)  "EVENT OF DEFAULT" has the meaning ascribed thereto in section 3 hereof;

  (i) "INDEPENDENT APPRAISER" means an independent member of the Investment Dealers Association of Canada selected by the Company;

(j)  "MARKET VALUE" means:

     (i) with respect to any security on any date, the simple average of the following prices for the thirty consecutive Business Days immediately preceding such date:

          (I) if such security is listed on The Toronto Stock Exchange; (A) the closing price of the security for each day that there has been trading; (B) the simple average of the bid and ask prices for each day on which there was no trading; or (C) if there is no closing price or bid and ask price on the thirty preceding Business Days, the fair market value thereof as determined by an Appraiser's Certificate; or

          (II) if such security is not listed on The Toronto Stock Exchange, but quotations with respect thereto are publicly reported, the Market Value thereof shall be determined by applying the provision of subparagraph (I) above mutatis mutandis; and

     (ii) with respect to all other Collateral, the Market Value shall be the fair market value thereof in Canadian dollars as determined by an Appraiser's Certificate;

     For the foregoing purposes "fair market value" means the highest price available on an open and unrestricted market between informed prudent parties acting at arm's length and under no compulsion to act, expressed in terms of money or money's worth;

  (k) "OBLIGATIONS" means all liabilities and obligations of any kind or nature now or at any time and from time to time owing by the Company to the Holder pursuant to or by virtue of this Debenture;

  (l) "OFFICER'S CERTIFICATE" means a certificate in writing signed by any two of the senior officers of the Company one of which must be the President or Chief Executive Officer of the Company;

  (m) "PROCEEDS" means identifiable or traceable personal property in any form (including money) derived, directly or indirectly, from any dealing with the Collateral or proceeds therefrom and includes any payment that indemnifies or compensates for loss or damage to the Collateral or Proceeds therefrom;

  (n) "RELEASED COLLATERAL" has the meaning ascribed thereto in section 14 hereof;

  (o) "SECURITY INTEREST" has the meaning ascribed thereto in section 2 hereof;

  (p) "SIGNIFICANT SUBSIDIARY" means any subsidiary of the Company the assets of which represent greater than 20% of the consolidated assets of the Company and the sales and operating revenues of which represent greater than 20% of the consolidated sales and operating revenues of the Company; and

  (q) "SPECIAL NOTE" means the Canadian $1,025,000 principal amount Class A Special Note Certificate dated July 14, 1995 made by Circuit World Corporation in favour of Simmonds Mercantile & Management Inc.

16. All communications (including, without limitation, any demand for payment hereunder) shall be effectively given if (i) delivered by hand, (ii) sent by electronic or facsimile communication, or (iii) sent by prepaid courier service addressed to the Company at 5255 Yonge

Street, Willowdale, Ontario, M2N 6P4, Attention: David O'Kell (Facsimile (416) 221-3800) or to the Holder at Octagon Limited, 2nd Floor, Pollet House, Lower Pollet, St. Peter Port, Geuernsey, Channel Islands, Attention: Bernard Saunders (Facsimile 011 481 729331), with a copy to Octagon Capital Canada Corporation, Suite 406, 181 University Avenue, Toronto, Ontario, M5H 3M7,
Attention:  Laurence P. Haughton (Facsimile (416) 368-3811).

  Any notice so given shall be deemed conclusively to have been given and received when so delivered by hand or sent by electronic communication or facsimile or on the second day following the sending thereof by courier. Any other party may change any particulars of its address for notice to the other in the manner aforesaid.

17. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Debenture and, in case of any such loss, theft or destruction of this Debenture, upon delivery of an indemnity reasonably satisfactory to the Company in form and amount or, in the case of any such mutilation, upon surrender of this Debenture for cancellation at the offices of the Company, the Company at its expense will make and deliver a new Debenture of like tenor in lieu of such lost, stolen, destroyed or mutilated Debenture.

18. The Holder may compound, compromise, grant extension, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Company and others and the Collateral as it sees fit without prejudice to any of its rights hereunder. The Holder need not see to the exercise of any option or right in connection with the Collateral and need not protect or preserve it from, and is hereby released from all responsibility for, depreciation in or loss of value of the Collateral and the Holder shall be bound to exercise in the keeping of the Collateral only the same degree of care as if it were the property of the Holder. No remedy hereby conferred upon or reserved to the Holder for the realization of the Collateral, enforcement of rights of the Holder or otherwise is intended to be exclusive of any other remedy or remedies hereunder or any other security held hereto and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or under any other document or agreement in respect of the amounts owing by the Company to the

Holder. The taking of any action or proceedings or refraining from doing so or any other dealings with any other security for the money hereby secured, shall not release or affect the security hereunder. This Debenture and the security hereunder are in addition to and not in substitution for any other security held by the Holder and shall not operate as a merger of any debt or suspend the fulfillment of or affect the rights, remedies and powers of the Holder in respect of the Obligations or any security held by the Holder for the fulfillment thereof.

19. This Debenture and any covenants and agreements of the Company herein shall be binding upon and enforceable against the Company and its successors and assigns and shall enure to the benefit of the Holder and its successors and assigns provided that the Holder (and any successor and assign of the Holder) may not assign its rights and obligations hereunder or any beneficial interest therein to any person, corporation, or other entity (i) which is a resident of Canada, (ii) which is a U.S. Person (as that term is defined in Rule 902(c) of the Securities Act of 1993, as amended, of the United States of America), (iii) whose identity, residency or relationship with Intek would cause the Company not to be able to comply with paragraph (d) of section 5 hereof in circumstances where it would be able to comply with such provision if the Debenture were not so assigned, or (iv) in circumstances where if such person, corporation or other entity was the holder of this Debenture, the Company would, in order to exercise its rights under section 5 of this Debenture, be compelled to make filings with regulatory authorities or take other action at its cost or which would be detrimental to it unless such person, corporation or other entity or the Holder fully indemnifies the Company for all such costs and other matters, without the written consent of the Company.

20. This note shall be governed by and constructed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

21. The Company covenants and agrees that, to the fullest extent permitted by the law, it shall make all payments hereunder without regard to any defence, counterclaim or right of set-off available to it other than under this Debenture and that any permitted assignee of the Holder shall have all of the Holder's rights and remedies under this Debenture.

  IN WITNESS WHEREOF the Company caused its corporate seal to be hereunto and this Debenture to be duly executed this 15th Day of September, 1995.

                                     SIMMONDS COMMUNICATIONS LTD.

                                     Per: /s/ John G. Simmonds
                                         -------------------------------
                                             John G. Simmonds
                                             Chairman, President and CEO